September 13, 2018

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina Chalk

Senior Special Counsel
Office of Mergers and Acquisitions

Re:                             Clearway Energy, Inc.
Schedule TO-I
Filed September 10, 2018
File No.  005-87549

Dear Ms. Chalk:

On behalf of Clearway Energy, Inc. (the “Company”), this letter sets forth below the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter dated September 11, 2018 with respect to the above-referenced filing with the Commission.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Fundamental Change Notice and Offer to Purchase, dated September 10, 2018, which is attached as Exhibit (a)(1) to the Schedule TO-I filed by the Company on September 10, 2018 (the “Offer to Purchase”).

1.                                      In your response letter, please identify the exemption from the prohibition on purchases outside of a tender offer in Exchange Act Rule 14e-5 that permits the Company to repurchase the Notes that are the subject of this Offer for cash while this Offer is pending.

For the reasons discussed below, the Company believes that Rule 14e-5 of the Exchange Act (“Rule 14e-5”) should not be applicable to the Company’s delivery of cash in performance of its settlement obligations in connection with a Holder’s conversion of Notes pursuant to the terms of the applicable Indenture (each settlement, a “Settlement”).  To the extent Rule 14e-5 applies to such Settlement, the Company believes that such Settlement is permitted by the exemption set forth in Rule 14e-5(b)(7).  Further, the Company believes that public policy is not consistent with, and, in fact, supports, not applying the prohibition of Rule 14e-5 to this situation.

As described in the Offer to Purchase, pursuant to the terms of the Indentures, on February 12, 2018, the Company delivered to the Holders a notice regarding the execution of the Purchase and Sale Agreement in respect of the GIP Transaction and the corresponding Fundamental Change and Make-Whole Fundamental Change that would occur upon the consummation of the GIP Transaction.  As a result, pursuant to the Indentures, the Notes became convertible until the Business Day immediately preceding the Fundamental Change Purchase Date; however, on August 1, 2018, pursuant to the terms of the 2019 Indenture, the 2019 Notes became convertible until January 30, 2019, which is the second Scheduled Trading Date prior to the maturity date of February 1, 2019.

On July 26, 2018, pursuant to the terms of the 2019 Indenture, the Company made an irrevocable election to settle any 2019 Notes validly submitted for conversion on or after August 1, 2018 entirely in cash.  Had the Company not made an election with respect to the settlement method for the 2019 Notes, the 2019 Indenture would require any such settlement to be made as a combination of cash and shares of the Company’s Class A Common Stock.  Under the 2020 Indenture, the Company may elect to settle the 2020 Notes upon conversion in cash, shares of Class C Common Stock or a combination of cash and shares.

If the Company’s performance of its contractual obligation through a Settlement is deemed a purchase of the applicable Notes, the Company respectfully submits that any such purchase would not violate Rule 14e-5 or Rule 13e-4(f)(6) of the Exchange Act because such purchase would not be consummated while the Offer is pending nor during the 10 Business Day period following the expiration of the Offer.  Pursuant to the terms of the Indentures, any Settlement would occur substantially after such period.  Under the 2019 Indenture, for any conversion of 2019 Notes that occurs after August 1, 2018, the Settlement will occur on February 1, 2019.  Under the 2020 Indenture, for any conversion of 2020 Notes that occurs during the applicable conversion period described above, to the extent the Company elects to effect the Settlement either partially or entirely in cash, such Settlement will occur approximately 45 Business Days after the date on which a Holder elects to convert its 2020 Notes.  As a result, based on the Expiration Date contemplated by the Offer to Purchase, even if a Holder exercised its conversion right during the pendency of the Offer, any cash Settlement with respect to a conversion of the Notes would occur substantially after the 10 Business Day period following the Expiration Date.  Further, the election to exercise the conversion right with respect to the Notes can only be made by the Holder thereof, and not by the Company.  Consequently, neither the Company nor any “covered person” (as defined in Rule 14e-5) can unilaterally arrange to effect a Settlement with respect to the conversion of the Notes.

In addition, the Company believes that the Settlement, whether partially or entirely in cash, is permitted by the exemption contained in Rule 14e-5(b)(7) of the Exchange Act (“Rule 14e-5(b)(7)”), which exempts purchases pursuant to a contract if the following conditions are satisfied: (i) the contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials.

The Settlement satisfies clause (i) of Rule 14e-5(b)(7) because the Company entered into the applicable Indentures before public announcement of the Offer on September 10, 2018. The Company entered into the 2019 Indenture and 2020 Indenture on February 11, 2014 and June 29, 2015, respectively.

The Settlement also satisfies clause (ii) of Rule 14e-5(b)(7) because the Settlement would be made pursuant to the terms of the applicable Indenture, which is a contract that is unconditional and binding on the Company, the indenture trustee and the Holders of the Notes.

The Company has also satisfied clause (iii) of Rule 14e-5(b)(7) because the existence of the Indentures and all material terms of the Holders’ rights and the Company’s obligations with respect to conversion of the Notes, including quantity, price and parties, are described extensively in the Offer to Purchase.

Further, the Company believes that the policy considerations behind Rule 14e-5 are not inconsistent with any Settlement in cash or that includes cash. As stated in Rule 14e-5(a), the prohibition of purchases outside the tender offer is intended “as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities.” An exercise by a Holder of its contractual conversion right with respect to the Notes and the Company’s corresponding Settlement would not result in any of the abuses that Rule 14e-5 was intended to prohibit. The purchase price for the Notes in the Offer is fixed pursuant to the terms of the Indenture.  In addition, the Indentures also prescribe the value of the consideration to be delivered in a Settlement involving cash, which value is based on the trading price of the Company’s common stock during an observation period of 40 VWAP Trading Days that commences after a Holder elects to convert its Notes.  Accordingly, at the time of such Holder’s conversion election, including elections that occur during the pendency of the Offer, neither the Company nor the Holder knows the value of the consideration to be delivered upon the Settlement. Moreover, as described above, the Company is unable to affect the timing of a Holder’s conversion election, and the Settlement timing is either a fixed date (under the 2019 Indenture) or a fixed period (under the 2020 Indenture).  Thus, the Company respectfully submits that a Settlement cannot be used to manipulate the market price of the Notes.

Finally, there are important policy reasons for not applying the prohibition in Rule 14e-5(a) to the Company’s Settlement. If the prohibition in these rules were applied to restrict the Company’s Settlement, the Company would violate its obligations under the Indentures.  The

Company is obligated to make the Offer within 10 days following the Fundamental Change that occurred as a result of the consummation of the GIP Transaction.  Therefore, forcing the Company to choose between undertaking the Offer and effecting a Settlement with respect to Notes for which a Holder exercises its conversion right is not in the best interests of the Holders of the Notes, as it restricts Holders from receiving the applicable consideration that is contemplated by the terms of the Indentures.

2.                                      If you assert that this conversion right is an election in this Offer, explain why it is permissible to wait until February 1, 2019 to pay for converted Notes. See Rule 14e-1(c).

As described above, the dates upon which the Company would effect a Settlement with respect to Notes for which a Holder has exercised its conversion rights are prescribed by the terms of the applicable Indenture.  In the case of the 2019 Notes, the Settlement date would be February 1, 2019.  In the case of the 2020 Notes, the Settlement date would be the third Business Day following a period consisting of 40 consecutive VWAP Trading Days beginning on, and including, the third Scheduled Trading Day after the date on which a Holder elects to convert its 2020 Notes.  The Company is unable to deviate from its contractual obligations with respect to the applicable Settlement date without defaulting under the applicable Indenture.

* * * * *

If you have any questions with respect to the foregoing responses or if any additional supplemental information is required by the Staff, please contact the undersigned at 214-953-6783.

Very truly yours,

/s/ M. Preston Bernhisel
M. Preston Bernhisel

cc:        Kevin P. Malcarney

Senior Vice President, General Counsel and Corporate Secretary

Clearway Energy, Inc.